SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 333-127953

CUSIP Number: 675729206

NOTIFICATION OF LATE FILING

(Check One):	[ X ] Form 10-K [ ] Form N-SAR	[ ] Form 20-F [ ] Form N-CSR	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D

For Period Ended: August 31, 2022

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant SolarWindow Technologies, Inc.

Former name if applicable _______________________________________________

Address of principal executive office (Street and number) 9375 E. Shea Blvd., Ste. 107-B

City, state and zip code Scottsdale, Arizona 85260

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

SolarWindow Technologies, Inc. (the “Company”) was not able to obtain information from the management of the Company’s indirect, wholly owned subsidiary, SolarWindow Asia Co. Ltd. (the “Korean Subsidiary”) prior to the filing date, thus preventing the Company’s auditors from completing their audit procedures as of November 29, 2022. The Company continues to make efforts via its South Korea counsel to obtain the financial information from the Korean Subsidiary as required by our auditors for them to complete their procedures and issue their audit report so that the Company can file its audited financial statements for the year ended August 31, 2022. The Company is unable to estimate if its efforts to acquire the required financial information from the Korean Subsidiary will prove successful and if received will be received with enough time for our auditors to conduct their procedures within the fifteen (15) day extension period hereof.

PART IV

OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification

Justin Frere	800	213-0689
(Name)	(Area Code)	(Telephone number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

[ ] Yes [X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SolarWindow Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 29, 2022

/s/ Justin Frere
Justin Frere
Interim Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).